EIGER REPORTS THIRD QUARTER RESULTS; 56% REVENUE GROWTH

Toronto, August 26th, 2003 /CNW/-- Eiger Technology Inc. (TSX: AXA, OTCBB: ETIFF) ("Eiger") is pleased to report results for the third quarter of fiscal year 2003. Revenues for the three months ending June 30th, 2003 increased 56% to $5.9 million from $3.8 million during the same period last year. Net loss from operations for the quarter was $1.2 million ($0.02 per share), compared to a loss of $1.7 million ($0.03 per share) during the same quarter last year, an improvement of 26%. Revenue and net loss from operations for the nine months ended June 30th were $18.4 million and $2.3 million respectively, an improvement of 39% and 33% over the same period last year.

Cash flow from operations for the third quarter improved dramatically to ($171,000) from ($1.9 million) during the same quarter last year. Cash equivalents and working capital at June 30th, 2003 were $1.0 million and $1.1 million, respectively. In May, Newlook announced that it would be discontinuing its ADH Manufacturing operations and closing its Stratford, Ontario facility and, subsequently in Q3, announced that it intends to acquire and merge the operations of Onlinetel and Globalive Communications. As such, Newlook operations are not included in the table below. Newlook currently has a positive cash position due to the liquidation of ADH. Eiger anticipates its cash position to be enhanced in the near term through the planned sale of its Stratford facility (listed at $2.4 million with mortgage of $525,000 at August 1, 2003). Revenue from ongoing operations were as follows:

Increase

($'000s) FYE-Sept.

Q3/03

Q3/02

			(Decrease)
Onlinetel	1,281	324	+295%
Eiger Net	2,215	730	+203%
K-Tronik	2,432	2,742	-11%
Total	5,928	3,796	+56%

Onlinetel has continued its strong growth with revenues of $1.3 million in the quarter, up 295% from $324,000 in the comparable quarter last year and up 3% from $1.2 million for the quarter ending March 31, 2003. Additionally, Onlinetel posted positive EBITDA (earnings before interest, taxes, depreciation and amortization) of $32,000 in the quarter, up from negative $414,000 in the prior year and nil for the quarter ended March 31, 2003.

Onlinetel’s 10-10-580 segment experienced significant growth during the quarter as the company’s core operations shift increasingly towards the rapidly expanding residential market. Revenues for the 10-10-580 segment increased to $728,000 in the quarter, up 38% from $526,000 for the quarter ended March 31, 2003. More recently, revenues for Onlinetel and its 10-10-580 segment for the week ended August 17, 2003 were $117,000 and $71,000, respectively.

Management update: Mr. Joe Vos resigned as president of Onlinetel due to personal reasons. Mr. Vos was president of Onlinetel from July 4, 2002 to July 14, 2003 and was briefly a director of Eiger from August 15, 2001 to February 1, 2002. Mr. Vos continues to offer his consulting services in the Kitchener/Waterloo area.

As part of Eiger’s continued strategy to maximize shareholder value, it was recently announced that Onlinetel and Globalive Communications intend to merge their respective operations into Eiger’s controlled public subsidiary, Newlook Industries (TSXV: NLI) in order to accelerate the growth of Onlinetel and continue its position as a premier VoIP company.

"The intended acquisition of Onlinetel and Globalive operations by Newlook validates the business model we implemented over one year ago to exploit our proprietary VoIP platform" said Gerry Racicot, CEO of Eiger. "Through this publicly-listed vehicle, we expect our Onlinetel asset to experience rapid growth and profitability by focusing on acquisitions in international emerging alternative long distance telephony markets. Additionally, the national infrastructure will continue to deliver low-cost, high-quality services with an advantage over traditional competitors due to the inherent cost efficiencies of routing voice traffic over VoIP rather than over conventional analog copper networks."

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at "http://www.eigertechnology.com/">www.eigertechnology.com. For more information please call (416) 216-8659 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.